Exhibit 12 (b)
GENERAL ELECTRIC CAPITAL SERVICES, INC. AND CONSOLIDATED AFFILIATES Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31

(In millions)	2003	2002	2001	2000	1999

Net earnings	$7,415	$3,611	$5,417	$5,192	$4,443
Provision for income taxes	1,458	(79)	1,380	1,912	1,653
Minority interest	109	143	163	214	186

Earnings before income taxes and minority interest	8,982	3,675	6,960	7,318	6,282

Fixed charges:
Interest	9,975	10,078	10,836	11,415	9,607
One-third of rentals	298	326	335	392	356

Total fixed charges	10,272	10,404	11,171	11,807	9,963

Less interest capitalized, net of amortization	(23)	(38)	(88)	(121)	(87)

Earnings before income taxes and minority interest, plus fixed charges	$19,231	$14,041	$18,043	$19,004	$16,158

Preferred stock dividend requirements	$1	$1	$1	$1	$1
Ratio of earnings before provisions for income taxes to net earnings	1.20	0.98	1.25	1.37	1.37

Preferred stock dividend factor on pre-tax basis	1	1	1	1	1
Fixed charges	10,272	10,404	11,171	11,807	9,963

Total fixed charges and preferred stock dividend requirements	$10,273	$10,405	$11,172	$11,808	$9,964

Ratio of earnings to combined fixed charges and preferred stock dividends	1.87	1.35	1.62	1.61	1.62